UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

VOLU-SOL REAGENTS CORPORATION
(Exact name of registrant as specified in its charter)

Utah (State or other jurisdiction of incorporation or organization)	87-0578125 (I.R.S. Employer Identification Number)

5095 West 2100 South
West Valley City, Utah       84120
(Address of principal executive office) (Zip Code)

(801) 974-9474
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

TABLE OF CONTENTS

This registration statement includes forward-looking statements. All statements other than statements of historical facts contained in this registration statement, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Business

Volu-Sol Reagents Corporation (the “Company” or “Volu-Sol”) was formed under the laws of the State of Utah on March 5, 1998, as a wholly owned subsidiary of RemoteMDx, Inc. (formerly Volu-Sol, Inc.), a Utah corporation (“RemoteMDx”).  RemoteMDx succeeded to the business commenced originally as a wholly owned subsidiary of Biomune Systems, Inc. (“Biomune”). RemoteMDx was spun off from Biomune in 1997 to engage in the business of manufacturing and marketing medical diagnostic stains and solutions and related equipment, which business operations were conducted prior to that time as an unincorporated division of Biomune called the Volu-Sol Medical Division.  Biomune purchased the assets comprising the Volu-Sol Medical Division in December 1991 from Logos Scientific, Inc.  After the Company’s incorporation, RemoteMDx transferred to it all of the assets of the medical diagnostic stains and solutions business.  Since January 2007, the ownership interest of RemoteMDx has been diluted by reason of the sale or issuance of shares of the Company’s common stock to third parties.  At the time of the distribution of our shares under a registration statement and prospectus recently filed with the U.S. Securities and Exchange Commission, RemoteMDx owned approximately 17% of our outstanding common stock.  Following the distribution described in that registration statement and prospectus, RemoteMDx will no longer own any shares of our common stock.

Our Business

 The Company sells medical diagnostic stains and equipment to laboratories throughout the United States.  Our business strategy now and following the distribution from RemoteMDx, includes the following elements:

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Acquire Complementary Businesses, New Products and Technologies. The Company intends to evaluate potential acquisitions of distributors and complementary products and businesses from time to time and to consummate transactions in those situations where there is an appropriate economic and strategic fit.

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Expand Distribution.  The Company intends to increase its distribution base through the acquisition of distributors and through agreements with independent distributors.  The Company expects to increase sales through the addition of more focused and committed sales personnel who work only for the Company, thereby eliminating the significant mark-ups presently paid to independent distributors.  The payroll and related costs of in-house sales personnel will offset to some degree the savings expected to be achieved from eliminating the mark-up associated with the use of an outside sales force.

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Develop Broader Product Lines.  The Company offers over 70 products in four major product lines in an effort to serve effectively a diverse and highly decentralized industry. The Company believes that its products economically and reliably address the needs of medical diagnosticians and laboratory technicians.  Nevertheless, the Company believes that it can improve revenue-generating capacity by adding to its existing product line.

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Offer Top Quality Products.  The Company constantly strives to offer products with the greatest purity and reliability possible through its quality control system.  The Company intends to continue to assure the quality of its product line.

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Outsource Non-Stain Manufacturing.  To minimize capital requirements associated with the manufacture of products other than stains, solutions and other chemicals, the Company intends to continue to take advantage of strategic alliances with third-party manufacturers.

Acquisitions

As a separate entity, the Company will seek to broaden its base in the medical supply industry through adding in-house distribution capacity to its present business.  Specifically, the Company intends to acquire small medical distributors, having three to five representatives and annual sales of between $2.0 and $3.5 million.  The Company expects that such acquisitions will expand the capacity for distributing the Company's products, as well as add to the number of products being sold by or through the Company. The Company has not had discussions or entered into negotiations with any acquisition candidates.  Sales through in-house representatives are expected to reduce the cost of distribution by as much as 35% thereby increasing profitability.  With its own distribution, the Company believes it can expand sales much more quickly than if it continues relying upon large independent distributors who may sell or represent many other products or manufacturers, including some that are unrelated to or in direct competition with the Company's product line.

Medical Diagnostic Industry Operations

We provide supplies to certain segments of the medical diagnostics industry.  An important aspect of the medical diagnostic industry is the ability of medical professionals to diagnose pathologies and otherwise assess conditions of body fluids and other tissue by microscopically analyzing slides containing samples of the fluids or tissue.  To enhance the ability of medical practitioners and researchers to accurately assess samples and render diagnoses based on those samples, microscope slides are prepared by smearing a suspension containing the target biological sample on the slide. The slide is then allowed to dry or is heated on a slide warmer to affix the sample to the slide.  The slide is then treated with one or more chemical stains or reagents, according to the type of stain used and the types of conditions being assessed. The effect of this staining process is to highlight or detect certain properties of or abnormalities in the sample.

Stains sold by the Company are of two general types: (1) simple stains consisting of the addition to the slide-mounted sample of one dye that serves to delineate certain characteristics, but leaves all of the microscopic structures the same hue; and (2) differential stains consisting of more than one dye added in multiple steps, which has the effect of highlighting different structures or properties of the sample with different colors.  A host of different medical diagnostic stains, solutions and chemical agents are used with different tissue samples and to highlight or detect different tissue characteristics or abnormalities.

Current Product Line

Stains, Solutions, Reagents, and Related Equipment.  We manufacture and market a diversified line of simple and differential stains and solutions as well as related equipment used by commercial and research laboratories as well as medical clinics, hospitals, physician-operated laboratories ("POLs") and veterinary clinics.  Our staining product line includes over 90 separate products that are marketed to the hematology, microbiology, mycology and histology/cytology segments of the medical diagnostics industry.  Our stain solutions and related products are sold separately in various quantities or as integrated kits configured to the requirements of specified diagnostic devices produced by a variety of manufacturers.  In addition to sales of its own stains, solutions and other chemical products, Volu-Sol has contracted with several original equipment manufacturers ("OEMs") with respect to manufacturing and packaging medical diagnostic stains for distribution by these OEMs.

The Definitive Slide Stainer Device.  In addition to manufacturing and selling stains, solutions buffers and other biochemical products and related equipment, in fiscal 1997, the Company introduced and commenced the contract manufacturing and marketing of the Definitive Slide Stainer Device (the "Definitive"), an automated staining device that improves the efficiency and accuracy of small to medium-scale slide staining laboratory operations.  The Definitive is capable of staining up to three slides simultaneously under controlled conditions.  The Definitive's chief advantages are its small size (having a footprint of just 12 inches wide by 14 inches long), its self-containment allowing it to be placed anywhere in the laboratory (as opposed to other staining devices which require placement in close proximity to drains and water supplies), its efficiency and reliability when compared to the chief alternative of manually preparing slides, and its relatively low cost.  The Definitive achieves increased accuracy, reliability and consistency through the use of a proprietary microchip which regulates with exact precision the amount of reagent timing.  That chip also automatically activates an alarm on the Definitive when the stain pack needs to be replaced.  Although other automated staining devices are commercially available that are capable of staining as many as 70 to 100 slides simultaneously, such equipment is cost-prohibitive for smaller laboratories, research institutions and hospitals.  The Company believes that the Definitive will fill an important market need for smaller laboratories, clinics and POLs, whose only alternative is labor-intensive, inefficient and less-reliable manual preparation of slides by laboratory technicians.

We manufacture and market various custom-designed stainer packs for use with the Definitive.  The Definitive is covered by a 1-year manufacturer's warranty that is serviced by the Company.  Under that warranty arrangement, we will repair or replace any defective unit without charge to the end-purchaser.  The same warranty is extended by the manufacturer to the Company.  Consequently, we incur no expense on repairs or replacements made under warranty.

Manufacturing

      We manufacture the majority of the stains, solutions, reagents, powders and other chemical compounds that make up our product line, and intend to continue to do so for the foreseeable future. Our chemical manufacturing process consists of the purchase of certain raw materials, including bulk chemicals such as alcohol, ethanol, and methanol and various powders and stains.  These chemicals are purchased from different suppliers and are widely available.  The ingredients are then mixed in vats on our premises in accordance with certain non-proprietary formulas.  The finished stains are then bottled and appropriately labeled and sold through medical supply distributors and OEMs.  Since we have been engaged in the medical diagnostic stain industry, we have refined our production capabilities such that we presently are able to manufacture our products to exacting clinical standards.  We have developed a quality control program that allows us to both maintain the reliability, integrity and uniformity of the product line and to quickly and accurately identify and resolve any potential problem by keeping detailed production records by lot. With respect to the ancillary equipment sold in connection with stains, solutions, reagents, and other chemicals, such as glass slides, manual staining equipment, and other related laboratory equipment and supplies, such products are manufactured by third parties and can easily be obtained from a number of suppliers.

With respect to the Definitive, on October 21, 1996, we entered into a worldwide exclusive licensing agreement (the "License Agreement") with GG&B Engineering, Inc. ("GG&B"), a Texas corporation with its principal place of business in Wichita Falls, Texas.  GG&B owns the technology underlying the proprietary microchip that is packaged with the stain packs used with the Definitive. Under the License Agreement, GG&B manufactured the Definitive for the Company.  GG&B also provides the proprietary microchip that is packaged with the stain packs.  Other than copyright protection as to the code incorporated in the proprietary microchips, neither the Company nor GG&B claim any proprietary interest in the technology incorporated into the Definitive.  Under the License Agreement, we were obligated to use best efforts to promote the sale and distribution of the Definitive, in return for which GG&B was required to provide us with our requirements for the Definitive and microchips during the term of the Agreement, with a minimum purchase requirement of 600 units per year.  We did not meet that minimum purchase requirement and as a result, GG&B has the right to convert the license into a nonexclusive license and grant to others the right to distribute the Definitive upon written notice.  GG&B had not, as of the date of this filing, indicated any intention to convert the license to a non-exclusive license.  The Company has had no business dealings with GG&B since approximately 2000, and holds a supply of equipment purchased from GG&B in the first few years of the term of the license agreement that is expected to meet the Company’s needs through approximately 2012.  Unless it is terminated earlier in accordance with its terms, the License Agreement is perpetual.  The Company has no experience in manufacturing hardware devices such as the Definitive and does not have any manufacturing facilities for such products.  Consequently, we are presently dependent and will continue to depend on third parties such as GG&B to manufacture products other than stains, solutions and other related chemical products.  In the event that our relationship with GG&B is disrupted or is no longer viable due to financial or other difficulties of GG&B or the Company, or otherwise, or if we are unable to obtain third-party manufacturing for any products we may add to our line in the future, its operations and ability to generate revenue would be adversely affected.

Quality Control

We place great emphasis on providing quality products to our customers. An integrated network of quality systems, including control procedures that are implemented by technically trained professionals, result in strict requirements for manufacturing and packaging materials.  On a statistical sampling basis, a quality assurance organization tests components and finished goods at different stages in the manufacturing process to assure that exacting standards are met. Customers may return defective merchandise for credit or replacement. In recent years, such returns have been insignificant.

 Marketing and Sales

We market and sell products through a network of regionally located medical diagnostic laboratory supply distributors.  We also employ in-house sales personnel who are involved in sales through direct personal contact with potential customers and attending industry and trade shows.  We intend to expand our in-house distribution capacity through acquisition of small medical product distributors.  We intend to increase our marketing and sales efforts, capital permitting, by attending more trade shows, establishing distributor relationships in Europe, South America and Asia, and placing advertisements in periodic trade journals and publications.

Availability of Inventory

The principal raw materials for the stains, solutions and other chemical products of the Company are "off-the-shelf" bulk chemicals that can be purchased from any of a number of chemical companies. The Company believes that it maintains adequate supplies of raw materials on hand to allow it to continue to manufacture products and meet customer demand, and that those materials that it does not produce internally are readily available from multiple sources.

Competition

We believe our products have a good reputation in the marketplace and are competitively priced.  However, the medical diagnostic industry in general and the medical diagnostic stain industry in particular are, or potentially could be, very competitive, with several large chemical, medical and laboratory supply companies dominating the market, many if not all of which have vastly greater manufacturing capabilities, financial resources, scientific expertise, research resources and much more pervasive, mature and experienced marketing operations.  Reliable independent information on sales and market share of products produced by our competitors is not generally available.  Competitors include small companies and multi-national corporations such as Bio-Rad Laboratories, Abbot Laboratories, Roche Diagnostics, Inova, and Siemens.  Accordingly, we are subject to intense competition and to the pricing and distribution policies of these large competitors.  Currently, we estimate that our sales amount to less than 1% of total industry sales.  There can be no assurance that, in light of the level of competition in the industry in which the Company operates, it will be able to achieve or sustain profitable operations.

Patents and Proprietary Rights

We do not own any patents and do not believe that patent protection is available for any of our current products or processes. To the extent that the Definitive and the stain packs that are marketed for use with that device incorporate proprietary technologies, we license such technologies from GG&B under the License Agreement.  We claim the name "Volu-Sol" as a trademark. We also believe that certain aspects of our manufacturing, production and marketing operations are proprietary and have generally sought to protect our interests by treating know how as trade secrets and by requiring all employees to execute confidentiality agreements. We believe that our processes can only be understood from direct observation and are not ascertainable by examination of the end product. However, there can be no assurance that others will not independently develop the same or similar information, obtain unauthorized access to proprietary information or misuse information to which we have granted access.

Government Regulation

Our business activities are subject to federal and state regulations.  The following summaries are only illustrative of the extensive regulatory requirements affecting our business and are not intended to provide the specific details of each law or regulation.

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The Clean Air Act, as amended, and the regulations promulgated thereunder, regulates the emission of harmful pollutants to the air outside of the work environment.  Federal or state regulatory agencies may require companies to acquire permits, perform monitoring and install control equipment for certain pollutants.

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The Clean Water Act, as amended, and the regulations promulgated thereunder, regulates the discharge of harmful pollutants into the waters of the United States.  Federal or state regulatory agencies may require companies to acquire permits, perform monitoring and to treat waste water before discharge to the waters of the United States or a Publicly Owned Treatment Works.

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The Occupational Safety and Health Act of 1970, including the Hazard Communication Standard, and related regulations, require the labeling of hazardous substance containers, the supplying of Material Safety Data Sheets ("MSDS") on hazardous products to customers and hazardous substances the employee may be exposed to in the workplace, the training of the employees in the handling of hazardous substances and the use of the MSDS, along with other health and safety programs.

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The Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated thereunder, requires certain procedures regarding the treatment, storage and disposal of hazardous waste.

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The Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, and the regulations promulgated thereunder, require notification of certain chemical spills and notification to state and local emergency response groups of the availability of MSDS and the quantities of hazardous materials in the Company's possession.

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The Toxic Substances Control Act of 1976 requires reporting, testing and pre-manufacture notification procedures for certain chemicals.  Exemptions are provided from some of these requirements with respect to chemicals manufactured in small quantities solely for research and development use.

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The Department of Transportation has promulgated regulations pursuant to the Hazardous Materials Transportation Act, referred to as the Hazardous Material Regulations, which set forth the requirements for hazard labeling, classification and packaging of chemicals, shipment modes and other goods destined for shipment in interstate commerce.

The manufacture of our products is subject to the Food and Drug Administration's current Good Manufacturing Practices ("cGMP") regulations.  These regulations require that the Company manufacture its products and maintain its documents in a prescribed manner with respect to manufacturing, testing and control activities. No assurance can be given that the Company's third-party manufacturers will comply with cGMP regulations or other regulatory requirements now or in the future. The Company's current dependence upon third parties for the manufacture of its products may adversely affect its profit margin, if any, on the sale of future products and the Company's ability to deliver products on a timely and competitive basis. The Company is inspected on a routine basis for compliance with applicable FDA laws and regulations, in particular the extent to which it observes cGMP regulations in connection with the manufacture of its chemical products. Further, the Company is required to comply with various FDA requirements for labeling.  If the FDA believes the Company is not in compliance with the applicable laws or regulations, it can institute proceedings to detain or seize the Company's products, issue a recall, enjoin future violations and assess civil and criminal penalties against the Company, its officers or its employees. The FDA may proceed to ban, or request recall, repair, replacement or refund of the cost of, any product manufactured or distributed by the Company.

We engage principally in the business of selling products which are not foods or food additives, drugs or cosmetics within the meaning of the Federal Food, Drug and Cosmetic Act, as amended (the "FDC Act").  Nevertheless, the chemicals used to produce our medical diagnostic stains have a methanol base and generally are classified as hazardous materials the use of which subjects us to one or more of the regulatory schemes described above.  Additionally, our manufacturing and shipping operations are heavily regulated by federal, state and local environmental, health and safety authorities.  We are subject to the FDA's cGMP standards and applicable Occupational Safety and Health Administration ("OSHA") regulations.  Representatives of the FDA periodically conduct inspections at our facilities regarding the cleanliness and safety standards followed in the manufacturing process. Moreover, representatives of OSHA periodically conduct inspections of our facilities for compliance with applicable safety and health regulations.  The violation of some or all of these regulations could materially and adversely affect the Company and its operations.

Business Development

We continue to define our business plan and marketing strategy.  We are currently developing and we plan to market a new product line for monitoring and providing assistance to mobile and homebound seniors and the chronically ill, including those who may require a personal assistant to check up on them during the day to ensure their safety and well being and know where they are at all times.

Under our developing business model, we expect that the majority of our customers will be seniors who are mobile and want "peace of mind" knowing that their location is known at all times and that they can request assistance at anytime.  Our business plan is that customers will purchase or receive a device and pay a monthly subscription for services.  Different services range from requesting emergency services to receiving calls throughout the day from the monitoring center to remind them of specific events and ensuring their health and state of mind.  When an elderly person falls or is in need of help, the longer the patient waits for emergency help, the higher the hospitalization costs and the higher the mortality rate. By subscribing to our services, a subscriber will have access to a monitoring center advisor who can immediately contact emergency services and provide turn by turn directions on how to reach the subscriber in the event of an emergency.

In the future, we plan to monitor vital signs of the elderly and alert the patient and appropriate family members and emergency personnel when abnormal vitals are identified at the monitoring center.   We plan to integrate third party bio-medical sensors to capture specific vital signs such as glucose, blood pressure, and SPO2 and transmit the measurements to the monitoring center.

With U.S. healthcare costs spiraling upward, we believe that cost containment is a primary issue facing the industry.  This pressure will only intensify during the 21st century as the baby-boom generation is aging.  As of 2005, 35 million Americans were 65 years of age or older according to the US Census Bureau, and this number is projected to increase to 54 million by the year 2020, according to a study by the Economic Research Service of the U.S. Department of Agriculture (on file with the Company). By that year, 1 in 6 Americans will be over the age of 65 and by the middle of the century, the number of elderly could reach more than 86 million people, more than double its present size.  With an aging population, and because approximately 80% of healthcare costs occur in the last two years of life, according to an article published in the National Review Online (on file with the Company), viable cost saving options are needed.

In addition to the aging, approximately one in every four Americans suffers from a chronic illness, according to a 2004 presentation to the American Telemedicine Association (on file with the Company) which typically becomes more severe and prominent with age.  The demographics of chronic illnesses include over 15 million people with diabetes and close to 14 million with coronary heart disease (according to reports published by the American Heart Association), and over 10 million with osteoporosis (according to a study by the University of Maryland Medical Center).  Various industry studies, including a study published in the IBM Systems Journal in 2007 (on file with the Company) and a study conducted by heart specialists from Columbia Presbyterian Medical Center Cardiac Transplant Service (on file with the Company), have been conducted showing the cost savings that are attributed to the daily monitoring of the chronically ill.

We believe through the technologies that we have and plan to work on, that we can enhance the life of the elderly and enable them to live a more "normal" life style by being mobile and providing peace of mind knowing that their vital signs are being monitored and their location is known at all times.  We can immediately communicate with the patient and emergency personnel in times of need and communicate the patient’s location and medical history.

The monitoring center will be staffed around the clock with advisors that will receive calls originating from the product.  There will be two ways in which the advisor at the monitoring center will be engaged.

•	Patients manually pushing the “need help” button from the product and thus requesting assistance.
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The product recognizes an abnormal condition and alerts the monitoring center of the situation. Such situations could be: fall detection, abnormal vital signs received from a third party bio-medical sensor.

Research and Development

PERS

We are developing a line of personal emergency response systems, or PERS, known as home devices that connect the user to a 24-hour call center with the push of a button. The transmitter is typically worn on a neck pendant or wristband, and it sends a signal to a receiver that is connected to the home telephone line. When the patient pushes the button, the staff at the call center evaluates the situation, deciding whether to call an ambulance or a designated friend or family member. With most PERS setups, the patient can talk with the call center staff from anywhere in the house.  Typical problems are that the patient is too far away from the home communication device and the monitoring center personnel cannot hear the patient with advanced dementia who may not know to push the button in an emergency.  The system is also of no value when the patient is away from the home.

GPS Location Services / Cellular Services

There are many products that provide GPS tracking integrated with cellular services.  These products and services can be found in the transportation industry for vehicle and asset tracking and in the sports industry.

We are working to integrate the PERS and GPS location/Cellular services together and provide a comprehensive solution for the senior market.  We have entered into an agreement with one strategic partner, Visionary Products, Inc. (VPI Engineering, discussed below) and intend to work with other strategic partners to design, develop and deliver a water resistant watch that interfaces with a GPS/Cellular communications device and transmits GPS location and a voice call to our monitoring center.  We have not made a final selection on the GPS/Communications device as of yet.  This decision will be made after evaluating the results of the prototype phase.  Additional strategic partners will develop the prototypes.

Currently, there are separate products on the market that provide service to the Personal Emergency Response (PERS) industry and products that provide geographical locations, and clinical health parameters.  However, we believe that no product on the market today has successfully integrated both products together to provide a service.  We feel that it is imperative to bring such a solution to the market.

We plan to develop end user products and a monitoring center application and infrastructure to interface with the patient and the monitoring center advisors.

During the fiscal year ended September 30, 2008, we spent $631,504 on research and development.  Research and development has taken place on a GPS/Cellular communications device and on a water resistant watch that will detect falls, and consist of a speaker and microphone.  The watch will be universal for women and men with an adjustable strap.

On September 27, 2007, we entered into a Professional Services Contract with Visionary Products Inc. (“VPI Engineering”), and have entered into addenda relating to a WiVo watch and cell phone charging cradle, and a WiVo bluetooth speakerphone watch.  VPI Engineering is a privately held professional engineering services and product development company that was founded in cooperation with the Center for Self Organizing Intelligent Systems at Utah State University. The Professional Services Contract may be terminated by the Company or VPI Engineering at any time provided that the party terminating the contract has given the other party fifteen (15) days’ advance written notice of termination.  Following termination of the contract, the Company is required to pay to VPI Engineering all amounts due and unpaid, including an amount equal to the total man hours accrued multiplied by the hourly rate as of the date of termination of the contract, as determined by VPI Engineering, plus all expenses and non-cancelable commitments incurred by VPI Engineering prior to or in connection with the termination of the contract.

The addendum to the Professional Services Contract with VPI Engineering relating to the Bluetooth speakerphone watch provides that VPI Engineering will create a system specification document that outlines the overall product requirements, high-level system design, analysis of potential design solutions, and recommendations. VPI Engineering will also develop initial estimates of the per-unit cost and estimated power usage and battery life.  For Prototype Design, VPI Engineering will design each subsystem and assemble working prototypes that follow the design guidelines, taking into consideration manufacturability and cost optimization. Prototypes will be built for testing, analysis, and evaluation purposes.  With respect to Final Design/Pre-Production, designs will be finalized and manufacturing design and documentation will be completed. The design will then be transferred to production. VPI Engineering will manufacture and test initial pre-production units.  Estimated total costs under this addendum are approximately $320,000, of which $309,000 had been paid as of December 15, 2008.

The addendum to the Professional Services Contract with VPI Engineering relating to implementation of Bluetooth Class 1 functionality to the speakerphone watch provides that VPI Engineering will provide the engineering services and other work required to implement Class 1 Bluetooth functionality, including manufacturing prototypes, completing FCC compliance testing required for Class 1 functionality, and obtaining Class 1 FCC certification.  Estimated total costs under this addendum are approximately $41,000, of which $38,000 had been paid as of December 15, 2008.

Under the addendum to the Professional Services Contract with VPI Engineering relating to the watch and cell phone charging cradle, VPI Engineering will provide system, electronics, mechanical, and production design for the charger,  The total estimated cost for the charger, including labor and expenses, is approximately $63,200, of which $58,000 had been paid as of December 15, 2008.

The monitoring center and the related products will be developed by our team.  We have identified and are negotiating with several potential vendors for services that will further our objectives.  We are also reviewing and considering our relationship with VPI Engineering.  Our goal is to develop a wrist-watch sized PERS device, and we anticipate that we may work with one or more vendors to develop such a product.

Competition in Personal Emergency Response System (PERS) Markets

We have identified the following entities that appear to compete directly in one or more of our markets.  Note that all these entities target the senior that is confined to the home, as opposed to our intended customer who is typically more mobile:

•	ADT – specializing in home security, they offer a pendent device/home communications station.
•	Alertone – offers a wristband and pendent device / home communications device.

•	American Medical Alarms – offers a pendent device/home communications device.

•	Life Alert – offers a pendent device/home communications device.

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Lifeline – owned by Philips is the largest provider in the industry with over 500,000 subscribers.  Offers a pendent device/home communications station.  They also send out pages to family members or caregivers when the monitoring center receives an alarm.

•	Life Station – offers a wristband, belt clip, pendent devices / home communications station.

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Rescue Alert – offers a pendent device/home communications station.  Claims to have the best panic button range of 600 feet to the home communication device.   Monitoring center that is staffed with certified EMT advisors.

Dependence on Major Customers

During fiscal years ending September 30, 2008 and 2007, the Company had sales to entities that represented more than 10% of its revenues.  Thermo Fisher Scientific (“Thermo”) accounted for approximately 23% ($144,664) and 30% ($199,210) for the years ended September 30, 2008 and 2007, respectively.  Additionally, Cardinal Health Medical accounted for approximately 11% ($69,769) for the year ended September 30, 2008.  No other customer accounted for more than 10% of sales.  The loss of either customer may result in lower revenues and limit the cash available to grow our business and to achieve profitability.  We have no arrangements or contracts with these customers that would require them to purchase a specific amount of product from us.  Almost 80% of our sales are accomplished through medical supply distributors who carry a large range of products for medical laboratories.  We expect that this dependence will be significantly reduced as our new products and services come to market.

Employees

We have seven full-time employees and one part-time employee.  We will, as needed, hire additional employees or sub-contract the balance of our personnel requirements through independent contractors.  The Company's manufacturing operations do not require specially-skilled employees and we believe that we will be able to satisfy our labor requirements for the foreseeable future.  None of our employees are represented by a collective bargaining arrangement, and we believe our relationship with our employees is good.

Recent Developments

We recently filed and had declared effective a registration statement (the “Registration Statement”) that covered the distribution of shares of our common stock by our former parent entity, RemoteMDx.  RemoteMDx is a publicly traded company (OTCBB: RMDX) engaged primarily in the business of manufacturing, marketing, and distributing offender monitoring and tracking devices and related services.  By spinning off its holdings in Volu-Sol shares to its shareholders, RemoteMDx will be in a better position to focus its efforts on making a profit in its own operations.

RemoteMDx intends to distribute to its shareholders on a pro-rata basis all shares of the Company’s common stock held by it in a transaction referred to as the “distribution.”  In connection with the distribution, the 1,416,667 shares of the Company’s common stock held directly by RemoteMDx will be distributed pro rata to the shareholders of RemoteMDx who own RemoteMDx common stock as of the close of trading on January 30, 2009.  Fractional shares will be rounded up to the nearest whole share, and we have agreed to issue up to 5,000 shares of common stock in lieu of fractional shares.  Following the completion of the distribution on or about February 27, 2009, the shareholders of RemoteMDx, as a group, will hold the same percentage of the issued and outstanding common stock of the Company (approximately 17%) that RemoteMDx held immediately prior to the distribution; the ownership interests of our shareholders other than RemoteMDx will not be affected or changed materially as a result of the distribution. RemoteMDx will no longer beneficially own any shares of our common stock following the distribution.  The shares distributed by RemoteMDx will be publicly traded securities; however, no market for our securities exists at this time, and there is no assurance that a market will exist for our common stock following the distribution.

Item 2.	Financial Information

SELECTED FINANCIAL DATA

The following table presents summary financial data as of the dates and for the periods indicated. The summary Balance Sheet data as of September 30, 2008, 2007, and 2006, and the summary Statement of Operations data and other financial data for each of the fiscal years in the three-year period ended September 30, 2008, have been derived from the audited financial statements of the Company.

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the accompanying notes included elsewhere herein. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following financial data.

	Fiscal Years Ended September 30,
	2006	2007	2008
Statement of Operations Data:
Net revenue	$678,541	$655,331	$608,024
Cost of goods sold	370,468	485,732	466,385

Gross profit	308,073	169,599	141,639
Operating expenses:
Research and development	-	144,135	631,504
General and administrative	376,274	529,684	1,804,189

Total operating expenses	376,274	673,819	2,435,693

Operating income (loss)	(68,201)	(504,220)	(2,294,054)
Total other income (loss), net	(21)	11,765	15,322

Net income (loss) before income taxes	(68,222)	(492,455)	(2,278,732)
Benefit from income taxes	-	-	-

Net income (loss)	$(68,222)	$(492,455)	$(2,278,731)

Basic and diluted net loss per share	$(0.02)	$(0.10)	$(0.27)

Shares used in computing basic and diluted net loss per share	4,166,500	4,885,000	8,382,000

	September 30, 2008
	2006	2007	2008
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,489	$752,404	$474,146
Working capital	137,739	864,568	406,794
Total assets	216,818	984,331	1,275,414
Deferred revenue	-	-	-
Accumulated deficit	130,397	(362,058)	(2,640,788)
Total stockholders equity	$130,814	$788,359	$1,057,962

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this filing. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties, including those set forth elsewhere in this filing. Our actual results and the timing of selected events discussed below could differ materially from those expressed in, or implied by, these forward-looking statements.

Overview

The Company sells medical diagnostic stains and equipment to laboratories throughout the United States.  The business strategy now and following the distribution, includes the following elements:

•
Acquire Complementary Businesses, New Products and Technologies. The Company intends to evaluate potential acquisitions of distributors and complementary products and businesses from time to time and to consummate transactions in those situations where there is an appropriate economic and strategic fit.

•
Expand Distribution.  The Company intends to increase our distribution base through the acquisition of distributors and through agreements with independent distributors.  The Company expects to increase sales through the addition of more focused and committed sales personnel who work only for the Company, thereby eliminating the significant mark-ups presently paid to independent distributors.  The payroll and related costs of in-house sales personnel will offset to some degree the savings expected to be achieved from eliminating the mark-up associated with the use of an outside sales force.

•
Develop Broader Product Lines.  The Company offers over 70 products in four major product lines in an effort to serve effectively a diverse and highly decentralized industry. The Company believes that its products economically and reliably address the needs of medical diagnosticians and laboratory technicians.  Nevertheless, the Company believes that we can improve revenue-generating capacity by adding to its existing product line.  The Company is also developing a line of products and services for the medical health monitoring of seniors and others.  As distribution of product lines expands, we expect our diagnostic stain and solution business to become less significant to our operations.

•
Offer Top Quality Products.  The Company constantly strives to offer products with the greatest purity and reliability possible through our quality control system.  The Company intends to continue to assure the quality of its product line.

•
Outsource Non-Stain Manufacturing.  To minimize capital requirements associated with the manufacture of products other than stains, solutions and other chemicals, the Company intends to continue to take advantage of strategic alliances with third-party manufacturers.

Recent Developments

Since its inception, the Company has financed operations exclusively through equity security sales and short-term debt. The Company may need to raise cash through additional equity sales at some point in the future in order to sustain operations. Accordingly, if our revenues continue to be insufficient to meet our needs, we will attempt to secure additional financing through traditional bank financing or a debt or equity offering; however, because of the start-up nature of the Company and the potential of a future poor financial condition, we may be unsuccessful in obtaining such financing or the amount of the financing may be minimal and therefore inadequate to implement our continuing plan of operations. There can be no assurance that we will be able to obtain financing on satisfactory terms or at all, or raise funds through a debt or equity offering. In addition, if we only have nominal funds with which to conduct our business activities, this will negatively impact the results of operations and our financial condition.

Critical Accounting Policies

Our significant accounting policies are summarized in Note 2 of our audited financial statements for the fiscal years ended September 30, 2008 and 2007, beginning on page 32 below.

In accordance with SEC guidance, those material accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition are discussed below.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.  By their nature, these estimates and judgments are subject to an inherent degree of uncertainty.  On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue recognition, and income taxes.  We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable and the results provide a basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions, and these differences may be material.

With respect to concentration of credit risk, allowances for doubtful accounts receivable, inventories, impairment of assets, revenue recognition, and research and development, those material accounting policies that we believe are critical to an understanding of our financial results and condition are as follows:

Concentration of Credit Risk

The Company has cash in bank accounts that, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts.

In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers.  The Company maintains an allowance for uncollectable accounts receivable based upon the expected collectability of all accounts receivable.

The Company had sales to entities which represent more than 10% of revenues as follows for the years ended September 30, 2008 and 2007:

	September 30, 2008	September 30, 2007
Thermo Fisher Scientific, Inc.	$141,644	$199,210
Cardinal Health Medical	$69,769	--

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.  Specific reserves are estimated by management based on certain assumptions and variables, including the customer’s financial condition, age of the customer’s receivables and changes in payment histories.  Trade receivables are written off when deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when received.  A trade receivable is considered to be past due if any portion of the receivable balance has not been received by the contractual pay date.  Interest is not charged on trade receivables that are past due.

Inventories

Inventories are recorded at the lower of cost or market, cost being determined on a first-in, first-out ("FIFO") method. Inventories consist of raw materials, work-in-process, and finished goods.  Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. Due to competitive pressures and technological innovation, it is possible that estimates of the net realizable value could change in the near term.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization.  Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, typically three to seven years.  Leasehold improvements are amortized over the shorter of the estimated useful lives of the asset or the term of the lease.  Expenditures for maintenance and repairs are expensed while renewals and improvements over $500 are capitalized.  When property and equipment are disposed, any gains or losses are included in the results of operations.

Revenue Recognition

The Company’s revenue has historically been from two sources: (i) diagnostic equipment product sales; and (ii) sales of medical diagnostic stains.

Diagnostic Equipment Product Sales

Although not the focus of the Company’s business model, the Company sells its diagnostic equipment devices in certain situations. The Company recognizes product sales revenue when persuasive evidence of an arrangement with the customer exists, title passes to the customer, prices are fixed or determinable, and collection is reasonably assured.

Medical Diagnostic Stain Sales

The Company recognizes medical diagnostic stains revenue when persuasive evidence of an arrangement with the customer exists, title passes to the customer, prices are fixed or determinable, and collection is reasonably assured.

Shipping and handling fees are included as part of net sales. The related freight costs and supplies directly associated with shipping products to customers are included as a component of cost of goods sold.

We have no sales that contain multiple deliverables.  All of our revenues consist of sales of products, either (1) diagnostic equipment or (2) medical diagnostic stains.  The diagnostic equipment does not require installation or customization.

Customers order either of our product lines by purchase order.  We do not enter into long-term contracts.  Our diagnostic equipment sales were $6,000 and $7,500 for the years ended September 30, 2008 and 2007, respectively, and our medical diagnostic stain sales were $602,024 and $659,331 for the years ended September 30, 2008 and 2007, respectively.

Historically and consistently all of our sales are made with net 30-day payment terms.  We have not changed our payment terms in the recent past (at least for five years).  We have no plans to change our payment terms in the future.

Our products have not been modified significantly for several years.  There is significant history on which to base our estimates of sales returns.  These sales returns have been negligible.  For the year ended September 30, 2008, we experienced $2,427 of sales returns.  This level of sales returns is consistent with the previous two years.  Customers may return diagnostic equipment within 30 days of the purchase date.  Customers may return the medical diagnostic stains within 30 days of the purchase date provided that the stain’s remaining life is at least 8 months.  Customers must obtain prior authorization for a product return.

In connection with SFAS No. 48 criteria to qualify for the recognition of revenue at the time of sale, we note the following:

•	Volu-Sol’s price to the buyer is fixed or determinable at the date of sale.
•	The buyer has paid Volu-Sol, or the buyer is obligated to pay Volu-Sol within 30 days, and the obligation is not contingent on resale of the product.

•	The buyer's obligation to Volu-Sol would not be changed in the event of theft or physical destruction or damage of the product.
•	The buyer acquiring the product for resale has economic substance apart from that provided by Volu-Sol.
•	Volu-Sol does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
•	The amount of future returns can be reasonably estimated and they are negligible.

We have 70 types of products based on the number of individual SKUs in our inventory.  Most of these 70 SKUs are for medical diagnostic stain inventory.  For example, certain medical diagnostic stains are packaged in different sizes, and each packaged size (i.e. 16 oz., 32 oz., 48 oz.) has a unique SKU in inventory.  Paragraph 37 of SFAS No. 131 states that, “an enterprise shall report revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so.”  The vast majority of our sales are of medical diagnostic stains, with a minimal portion of sales being diagnostic equipment.   Because diagnostic equipment sales are not material to the financial statements, we disclose sales as one line item.

Our revenue recognition policy for sales to distributors is the same as the policy for sales to end-users.

A customer qualifies as a distributor by completing a distributor application and proving its sales tax status.  Upon qualifying as a distributor, a customer receives a 35% discount from retail prices, and the distributor receives an additional 5% discount when product is purchased in case quantities.  Our distributors are not required to maintain specified amounts of product on hand, and distributors are not required to make minimum purchases to maintain distributor status.  Distributors have no stock rotation rights or additional rights of return.  Sales to distributors are recorded net of discounts.

Sales returns have been negligible, and any and all discounts are known at the time of sale.  Sales are recorded net of sales returns and sales discounts.  There are no significant judgments or estimates associated with the recording of revenues.

Research and Development Costs

All expenditures for research and development are charged to expense as incurred. These expenditures in both 2008 and 2007 were for the development of a medical home monitoring device and associated services. For the years ended September 30, 2008 and 2007, research and development expenses were $631,504 and $144,135, respectively.

Results of Operations

Fiscal Years Ended September 30, 2008 and 2007

Net Sales

During the fiscal year ended September 30, 2008, we had net sales of $608,024 compared to $655,331 in fiscal year 2007.  The decrease from 2007 to 2008 was due to a temporary stop in production because of a fire at our production facility in May, 2008.  The facility is now operating and the Company does not believe the results from the fire will impact future periods.  We believe that the temporary interruption to production accounts for approximately 90% of the revenue decrease from the prior year.

Cost of Goods Sold

Cost of goods sold totaled $466,385 in fiscal 2008, compared to $485,732 for the year ended September 30, 2007.  The decrease of approximately $19,000 relates to the temporary stop in production because of the fire at our production facility.

Research and Development Expenses

During the fiscal year ended September 30, 2008, the Company incurred research and development expenses of $631,504 compared to $144,135 during the fiscal year ended September 30, 2007. The research and development expenses of $631,504 relate primarily to the development of home medical monitoring products for the home health market.

Selling, General and Administrative Expenses

During the fiscal year ended September 30, 2008, the Company’s selling, general and administrative expenses totaled $1,804,189, compared to the prior fiscal year of $529,684.  The increase in 2008 is the result of the following:

•	Increase in consulting of approximately $580,800, $350,000 of which was a non-cash item paid with shares of common stock to three consultants for market and sales and marketing research (discussed in more detail below), and $200,000 of which was paid to ADP Management, an entity controlled by the Chairman and Chief Executive Officer of the Company for strategic planning and other services (discussed in more detail below);

•
Increase in contract labor of approximately $46,800 from hiring one additional part-time contractor to perform quality assurance testing, and hiring contractors to expand the Company’s medical device website;

•	Increase in accounting and legal services of approximately $34,300 for services related to the spin-off of the Company;

•	Increase in payroll of approximately $219,800 due to the hiring of additional sales and marketing employees and the accruing of $120,000 of salary for the Company’s Chief Executive Officer;

•	Increase in office expenses of $15,684 due to increased number of employees;

•
Increase in other selling, general, and administrative expenses of $61,000 due to increased phone usage, copy machine usage, meal charges and related items for the additional employees.  These increases were offset by decreases in insurance, outside services, utilities and printing costs of approximately $77,000; and

•
Increase in other expenses of $402,163.  The non-cash, one-time expenses are related to the spin-off from RemoteMDx.  They include charges for labor and management that RemoteMDx has provided to the Company.  (For a more detailed discussion, of this expense, see “Certain Relationships and Related Transactions, and Director Independence,” below.)

The consulting services provided by ADP Management discussed above in the first bullet point included high-level strategic planning, consulting on the national and international direction of the Company, identifying research and development firms, and identifying potential strategic partners or acquisition targets through the services of Mr. Derrick and Mr. Dalton, both of whom are owners and officers of ADP Management.  Mr. Dalton is our CEO and Chairman of our board of directors.  The consulting services provided by the three other unaffiliated third-party consultants described above included providing technical evaluations, patent reviews, creation and identification of sales channels, evaluation of competition, market research, and potential market penetration.  The three consultants were paid in restricted stock, and each received approximately $116,000 worth of shares of our common stock.  We had no consulting or other agreements with these three individuals.

Other Income and Expense

During the fiscal year ended September 30, 2008, interest income was $15,322, compared to $11,765 in fiscal year 2007.  The increase in interest income was due to the Company’s sale of its own common shares and the deposit of the proceeds from the sale of the securities in interest-bearing accounts with banks.

Net Loss

The Company had a net loss for the year ended September 30, 2008, totaling $2,278,731, compared to a net loss of $492,455 for fiscal year 2007.  This increase in net loss is due primarily to an increase in direct labor costs, research and development, and selling, general, and administrative expense in the most recent fiscal year as described above.

Results of Operations

Fiscal Years Ended September 30, 2007 and 2006

Net Sales

During the fiscal year ended September 30, 2007, we had net sales of $655,331 compared to $678,541 in fiscal year 2006.  The decrease from 2006 to 2007 was due to customers ordering approximately $20,000 less of stain products during the year. This is a typical fluctuation in the Company’s annual sales.

Cost of Goods Sold

Cost of goods sold totaled $485,732 in fiscal 2007, compared to $370,468 for the year ended September 30, 2006.  Approximately $99,000 of the increase was due to our hiring four additional employees, and approximately $22,000 of the increase was due to increased material costs charged by our suppliers.

Research and Development Expenses

During the fiscal year ended September 30, 2007, the Company incurred research and development expenses of $144,135 compared to $0 during the fiscal year ended September 30, 2006. The research and development expenses of $144,135 relate primarily to the development of home medical monitoring products for the home health market.

Selling, General and Administrative Expenses

During the fiscal year ended September 30, 2007, the Company’s selling, general and administrative expenses totaled $529,684, compared to the prior fiscal year of $376,274.  The increase in 2007 is the result of the following:

•	Increase in consulting of $30,500 to obtain an independent valuation of Volu-Sol’s common stock,

•	Increase in contract labor of $13,823 from hiring one additional part-time contractor to perform quality assurance testing,

•	Increase in insurance of $39,189 due to increased insurance costs for covering additional employees and a general increase in premiums,

•	Increase in outside services of $10,784 due to outsourced website development,

•	Nominal increase in payroll of $6,618 from normal annual payroll raises,

•	Increase in rent of $11,952 due to immaterial scheduled rent and CAM charges,

•	Increase in travel of $11,406 due to increased travel for visiting the contractors performing R&D activities, and

•
Increase in other selling, general, and administrative expenses of $31,938 due to increased phone usage, copy machine usage, meal charges and related items for the additional employees, nominal decreases in advertising of $1,118 and supplies of $1,682.

 Other Income and Expense

During the fiscal year ended September 30, 2007, interest income was $11,765, compared to $0 in fiscal year 2006.  The increase in interest income was due to the Company’s sale of its own common shares and the deposit of the proceeds from the sale of the securities in interest-bearing accounts with banks.

Net Loss

The Company had a net loss for the year ended September 30, 2007, of $492,455 compared to a net loss of $68,222 for fiscal year 2006.  This increase in net loss is due primarily to an increase in direct labor costs, research and development, and selling, general, and administrative expense in the most recent fiscal year as described above.

Inflation

Inflation has not had a material effect on the Company’s results of operations for the two most recent fiscal years.  Inflation has become an increasing concern in the economy of the United States in recent months, however, due in large part to rising prices of crude oil and related products.  There can be no assurance that inflation will not have a negative effect on the Company’s business and results of operations in future periods.

Liquidity and Capital Resources

Fiscal Years ended September 30, 2008 and 2007

The Company has not historically financed operations entirely from cash flows from operating activities.  During the year ended September 30, 2008, the Company supplemented cash flows with funding from the sale of equity securities.

At September 30, 2008, the Company had unrestricted cash of $474,146, compared to cash of $752,404 at September 30, 2007. At September 30, 2008, the Company had working capital of $406,794, compared to working capital of $864,568 at September 30, 2007.

During fiscal year 2008, the Company’s operating activities used cash of $1,247,092, compared to $463,068 cash used in 2007.

Investing activities for the year ended September 30, 2008, used cash of $11,852, compared to $35,841 of cash used by investing activities in the year ended September 30, 2007.

Financing activities for the year ended September 30, 2008, provided $980,686 of net cash compared to $1,248,824 of net cash provided by financing activities in the year ended September 30, 2007.

During fiscal year 2008, the Company incurred a net loss of $2,278,731 and negative cash flows from operating activities of $1,247,092, compared to a net loss of $492,455 and negative cash flows from operating activities of $463,068 for the year ended September 30, 2007.  As of September 30, 2008, the Company’s working capital was $406,794 and the Company had an accumulated deficit of $2,640,788 and total stockholders’ equity of $1,057,962.

Liquidity and Capital Resources

Fiscal Years ended September 30, 2007 and 2006

The Company has not historically financed operations entirely from cash flows from operating activities.  During the year ended September 30, 2007, the Company supplemented cash flows with funding from the sale of equity securities.

At September 30, 2007, the Company had unrestricted cash of $752,404, compared to cash of $2,489 at September 30, 2006. At September 30, 2007, the Company had working capital of $864,568, compared to working capital of $137,739 at September 30, 2006.

During fiscal year 2007, the Company’s operating activities used cash of $463,068, compared to $131,355 cash used in 2006.

Investing activities for the year ended September 30, 2007, used cash of $35,841, compared to $20,473 of cash used by investing activities in the year ended September 30, 2006.

Financing activities for the year ended September 30, 2007, provided $1,248,824 of net cash compared to $27,961 of net cash provided by financing activities in the year ended September 30, 2006.

During fiscal year 2007, the Company incurred a net loss of $492,455 and negative cash flows from operating activities of $463,068, compared to a net loss of $68,222 and negative cash flows from operating activities of $131,355 for the year ended September 30, 2006.  As of September 30, 2007, the Company’s working capital was $864,568 and the Company had an accumulated deficit of $362,058 and total stockholders’ equity of $788,359.

Recent Accounting Pronouncements

Financial Accounting Standard No. 157–Fair Value Measurements

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The statement defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The statement establishes a three-level hierarchy to prioritize the inputs used in measuring fair value.

In February 2008, the FASB issued FASB Staff Position 157-b, or FSP 157-b, which delayed the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 and FSP 157-b are effective for financial statements issued for fiscal years beginning after November 15, 2007. We have elected a partial deferral of Statement 157 under the provisions of FSP 157-b and, effective January 1, 2008, we adopted SFAS 157 for those assets and liabilities that are remeasured at fair value on a recurring basis. Our partial adoption of SFAS 157 did not have a material effect on our consolidated financial statements as of and for the nine months ended June 30, 2008.

Financial Accounting Standard No. 159–The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or FAS 159. FAS 159 permits an entity to choose, at specified election dates, to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The entity shall report the effect of the first re-measurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. We have elected not to apply the fair value option to any eligible assets or liabilities held as of September 30, 2007 or for any eligible assets or liabilities arising during the nine months ended June 30, 2008.

Financial Accounting Standard No. 160–Noncontrolling Interests in Consolidated Financial Statements–an Amendment of Accounting Research Bulletin No. 51

In December 2007, the FASB issued Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements–an Amendment of Accounting Research Bulletin No. 51, or FAS 160. FAS 160 requires reporting entities to present noncontrolling (minority) interests as equity (as opposed to as a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. FAS 160 is effective for fiscal years beginning on or after December 15, 2008, except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. We do not believe that FAS 160 will have any material impact on our consolidated financial statements.

Financial Accounting Standard No. 141(revised 2007)–Business Combinations (Revised)

In December 2007, the FASB issued Financial Accounting Standard No. 141(revised 2007), Business Combinations, or FAS 141(R). FAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. FAS 141(R) applies to all transactions or other events in which the reporting entity obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not believe that FAS 141(R) will have any material impact on our consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, or SAB 110. SAB 110 expresses the views of the staff regarding the use of a "simplified" method, as discussed in SAB No. 107, Share-Based Payment, in developing an estimate of the expected term of "plain vanilla" share options in accordance with SFAS No. 123(R). We do not expect SAB 110 to have a material impact on our results of operations or financial condition.

Going Concern

The factors described above, as well as the risk factors listed above raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.  Our plan with respect to this uncertainty is to focus on sales of our reagent products and completing strategic acquisitions and business combinations, and to raise capital through the offer and sale of our equity securities.  There can be no assurance that revenues will increase rapidly enough to offset operating losses and repay debts.  Likewise, there can be no assurance that the Company will be successful in raising additional capital from the sale of equity or debt securities.  If the Company is unable to increase revenues or obtain additional financing, it will be unable to continue the development of its products and would likely cease operations.

Quantitative and Qualitative Disclosures about Market Risk

None.

Item 3.	Properties

We lease premises consisting of approximately 11,500 square feet of laboratory and office facilities located at 5095 West 2100 South, West Valley City, Utah.  These premises also serve as the manufacturing, warehouse and shipping facilities for the Company.  This lease expires in November 2010 with monthly base rent of $5,750, subject to annual adjustments according to changes in the Consumer Price Index.  Management believes the facilities described above are adequate to accommodate presently expected growth and needs of our operations.  As we continue to grow, additional facilities or the expansion of existing facilities likely will be required.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

Volu-Sol Reagents Corporation (the “Company”) filed the Registration Statement (referenced above under Item 1) to register the distribution of shares of the Company’s common stock held by the Company’s former parent entity, RemoteMDx to the shareholders of RemoteMDx.  The Registration Statement was declared effective on January 14, 2009.  As of that date, RemoteMDx owned 1,416,667 shares of the Company’s common stock, which at that time was approximately 17% of the Company’s issued and outstanding shares.  The record date for the distribution is January 30, 2009.  Distribution of the Volu-Sol common stock to the RMDX shareholders will be made on or about February 27, 2009.  Following the completion of the distribution, the shareholders of RemoteMDx, as a group, will hold the same percentage of the issued and outstanding common stock of the Company (approximately 17%) that RemoteMDx held immediately prior to the distribution; the ownership interests of the Company’s shareholders other than RemoteMDx will not be affected or changed materially as a result of the distribution. RemoteMDx will no longer beneficially own any shares of the Company’s common stock following the distribution.  Following the distribution, the Company will have approximately 3,354 shareholders of record.

The following tables set forth certain information with respect to the beneficial ownership of our Common Stock, at January 19, 2009, for:

•	Each person who we know beneficially owns more than 5% of our Common Stock.

•	Each of our directors.

•	Each of our named executive officers.

•	All of our directors and executive officers as a group.

Please Note: The ownership of the Company’s common stock by RemoteMDx is not reflected in the tables below as the Registration Statement covering the distribution has been declared effective and RemoteMDx will not own any shares of the Company’s common stock following the distribution.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Volu-Sol Reagents Corporation, 5095 West 2100 South, West Valley City, Utah 84120.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Beneficial ownership representing less than 1% is denoted with an “*.”

Title of Class	Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Percent of Class
Common

Futuristic Medical Devices, LLC
154 Rock Hill Road
Spring Valley, NY 10977

ADP Management Corporation (1)
1401 N. Hwy 89 Suite 220
Farmington, Utah   84025

Wilford W. Kirton(2)
39 Hoe Street
Paia, HI 96779
		1,512,115 672,437 666,667	16.8% 7.5% 7.4%
	Schwartz Group, LLC 735 Wythe Avenue Brooklyn, NY 11211 FG Elysian, LLC 2215 York Road, Suite 414 Oak Brook, IL 60523	625,000 625,000	7.0% 7.0%

(1)	ADP Management is an entity co-owned by Mr. Dalton, our CEO and Chairman, and David Derrick, CEO and Chairman of RemoteMDx.
(2)	Mr. Kirton is the brother-in-law of Mr. Derrick.

Security Ownership of Management

The following table sets forth information as to the voting securities beneficially owned by each director, each of the named executive officers, and the directors and executive officers as a group following the distribution.

Title of Class	Name of Beneficial Owner	Amount and nature of beneficial ownership	Percent of Class
Common	James Dalton (1)	704,144	7.8%
	James G. Carter (2)	0	*
	William K. Martin (3)	593,750	6.6%
	Michael G. Acton (4)	133,498	1.5%
	Jack Johnson (5)	0	*
	Officers and Directors as a Group (5 persons)	1,090,838	12.1%

(1)	Mr. Dalton is a member of the board of directors and the CEO of the Company. Includes 672,437 shares of common stock held in the name of ADP Management, an entity under shared control of Mr. Dalton.

(2)	Mr. Carter is a director.

(3)	Mr. Martin is a director. All shares indicated are held in the name of Zenith Holding, LTD, an entity controlled by Mr. Martin.

(4)	Mr. Acton is the Chief Financial Officer of the Company.

(5)	Mr. Johnson is a director.

Item 5.	Directors and Executive Officers

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors and their ages at June 30, 2008:

Name	Age	Position

James J. Dalton	66	Chairman (Director) and Chief Executive Officer
James G. Carter	69	Director
William K. Martin	66	Director
Jack J. Johnson	66	Director
Michael G. Acton	45	Chief Financial Officer, Secretary-Treasurer

James Dalton – Chief Executive Officer and Chairman

Mr. Dalton joined us as a director on October 1, 2004.  He has been Chief Executive Officer and Chairman since June 16, 2008.  Mr. Dalton is also a director of RemoteMDx, where he was President from August 2003 until June 2008.  Prior to joining RemoteMDx, Mr. Dalton was the owner and President of Dalton Development, a real estate development company.  He served as the President and coordinated the development of The Pinnacle, an 86-unit condominium project located at Deer Valley Resort in Park City, Utah.  Mr. Dalton also served as the president and equity owner of Club Rio Mar in Puerto Rico, a 680-acre beach front property that includes 500 condominiums, beach club, numerous restaurants, pools and a Fazio-designed golf course.  He was also a founder and owner of the Deer Valley Club, where he oversaw the development of a high-end, world-class ski project that includes 25 condominiums with a “ski-in and ski-out” feature.  From 1996 to 2000, Mr. Dalton served as an officer and director of Biomune.

James G. Carter - Director

Mr. Carter joined our board in September 2008.  He is the founder and principal of J. Carter Wine & Spirits, Inc. (1989-2002) and is a director and former president of White Beeches Golf & Country Club since 1990.  Mr. Carter's business experience includes Vice President of Sales & Marketing (North America and Caribbean) for Suntory International Corp. (1981-1989), National Sales Director Wines for Austin Nichols & Company, Inc. (1975-1980).  He is a former Councilman and Council President for the Township of Washington (Bergen County, New Jersey).  He retired in 2000.  Mr. Carter attended Villanova University.

William K. Martin - Director

Mr. Martin joined our board in September 2008.  He is a founder/partner/broker of Commerce CRG, and has served as its managing director from 1993 through the present, as well as acting as the Associate Broker in the firm’s Park City, Utah, office since 2007.  Commerce CRG is a commercial real estate and management business, and is an independently owned and operated member of the Cushman & Wakefield Alliance, which focuses on commercial real estate and management. Mr. Martin has also been a board member of a number of national and international real estate service firms.  Mr. Martin has also been active in industry organizations and is currently a member of the Economic Development Corporation of Utah and sits on that organization's executive board.  Mr. Martin has a bachelor of science degree from Utah State University in Applied Statistical and Computer Science and has earned the rank of Captain in the United States Air Force (retired).

Jack J. Johnson – Director

Mr. Johnson joined our board in October 2008.  In 1976, he founded the Jack Johnson Company, a land planning, civil engineering and architectural company specializing in residential and resort communities.  He has served as President of the Company since its inception.  He also formed Land Equity Partners, a residential subdivision development company, and Resort Development Services, a company focusing on development of hotels and condominiums.  He received a degree in Civil Engineering from the University of Illinois in the late 1960s, and is a licensed civil engineer in several states.

Michael Acton – Secretary, Treasurer and Chief Financial Officer

Mr. Acton joined us as Secretary-Treasurer at the time of our incorporation.  He has been our Chief Financial Officer since June 2008.  From 1999 until June 2008, Mr. Acton was the Secretary-Treasurer of RemoteMDx.  He also served as that company’s Chief Financial Officer from March 2001 until June 2008.  On November 20, 2008, Mr. Acton agreed to resume the role of Chief Financial Officer of RemoteMDx when his successor left to pursue other opportunities.  Mr. Acton expects to transition out of the RemoteMdx position when a successor has been identified and appointed.  Mr. Acton is a Certified Public Accountant in the State of Utah.

Item 6.	Executive Compensation

Compensation Discussion and Analysis

From incorporation through June 2008, during the period that the Company was a subsidiary of RemoteMDx, the Compensation Committee of the board of directors of RemoteMDx had responsibility for developing and maintaining an executive compensation policy that created a direct relationship between pay levels and corporate performance and returns to shareholders. The Committee monitored the results of the policy to assure that the compensation payable to the executive officers of RemoteMDx and its subsidiaries, including the Company, provided overall competitive pay levels, creates proper incentives to enhance shareholder value, rewards superior performance, and is justified by the returns available to shareholders.  After its ownership interest in the Company declined and the operating results of the Company were no longer consolidated with RemoteMDx, a new Board of Directors was appointed and the operations of the Company separated from those of RemoteMDx.  Our Board of Directors will develop the compensation objectives and programs that will govern the compensation of the Company’s executives.

Summary Compensation Table

The following table summarizes the compensation paid to our President for the periods indicated.  No other executive officers were compensated by the Company during the periods indicated.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock awards	Option awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation[3]	Total
		$	$	$	$	$	$	$	$
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	2006 2007	$125,000 $200,000	$0 $0	$0 $0	$0 $0	$0 $0	$0 $0	$ 5,106 $14,730	$130,106 $214,730
G. Scott Horrocks President[1]
James Dalton [2] CEO	2008	$120,000	$0	$0	$0	$0	$0	$0	$0
Michael Acton CFO	2008	$25,000	$0	$0	$0	$0	$0	$2,784	$27,784
____________________

1.	Mr. Horrocks resigned September 8, 2008. James Dalton, CEO, is the Company’s new principal executive officer since September 2008.

2.
The Company has accrued but not paid this amount.  In addition, ADP Management, an entity controlled by Mr. Dalton and Mr. Derrick, received a consulting fee of $200,000 for services performed for the Company.  This is not expected to continue.

3.	Amount indicated included additional compensation for health, dental, and vision insurance paid on employee’s behalf.

Director Compensation

Our former directors were appointed and compensated by RemoteMDx.  Our current directors are compensated by the Company at the rate of $30,000 per year and will each receive 25,000 five-year warrants to purchase our common stock at fair-market value to be determined at the time the warrants are issued.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Parties

Prior to the distribution, from inception until June 2008, we operated as a subsidiary of RemoteMDx.  Our officers and directors were appointed by the RemoteMDx board of directors, who also determined the compensation of our president and other officers.  In September 2008, a new Board of Directors was appointed and will serve until their successors have been appointed and qualified.

In February 2006, the Company sold 1,250,000 shares of common stock to ADP Management Corporation (“ADP Management”), an entity owned and controlled by our Chief Executive Officer and Chairman, James Dalton, and David Derrick, a former director of the Company, for $400,000.  ADP Management subsequently assigned or sold certain of its shares of the Company’s common stock to third parties.  ADP Management is a shareholder of RemoteMDx and will receive common stock in the distribution.  Following the distribution, ADP Management will own approximately 672,437 shares (7.5%) of the issued and outstanding common stock of the Company.  Mr. Dalton will also own common stock of the Company directly and indirectly through his co-ownership of ADP Management, and will continue to serve as a director of both the Company and of RemoteMDx.  See “Security Ownership of Certain Beneficial Owners and Management.”  The purchase of shares by ADP Management was made on the same terms and subject to the same conditions as sales made in the same offering to other investors who were previously unrelated to the Company or RemoteMDx. See “Item 10. Recent Sales of Unregistered Securities,” below.

Additionally, as disclosed in “Results of Operations” above, during the year ended September 30, 2008, we paid consulting fees of $200,000 to ADP Management, an entity controlled by the Chairman and Chief Executive Officer of the Company.  The consulting services provided by ADP Management included high-level strategic planning, consulting on the national and international direction of the Company, identifying research and development firms, and identifying potential strategic partners or acquisition targets through the services of Mr. Derrick and Mr. Dalton, both of whom are owners and officers of ADP Management.  Mr. Dalton is the Chief Executive Officer and a Director of the Company.

In connection with the separation of the Company from RemoteMDx, we paid $402,163 to RemoteMDx. The non-cash, one-time expenses include allocations of charges for labor and management that RemoteMDx provided to the Company in periods prior to the separation, including assistance with financial statement preparation, assistance with audit preparation and process, helping Volu-Sol prepare to become a publicly traded company, and similar services.

Additionally, during the year ended September 30, 2008, the Company sold 2,690,972 shares for $2,198,334 in cash.  Of these shares, we sold 2,135,417 shares for sale proceeds of $2,098,333 to ADP Management.  The remaining 555,555 shares were sold to unrelated third parties.

In January 2008, RemoteMDx sold 1,500,000 shares of the Company’s stock then held by it to Futuristic Medical Devices, LLC (“Futuristic”), a shareholder and business associate of RemoteMDx.  As a condition to the sale of the shares of Company common stock to Futuristic, Futuristic granted to RemoteMDx an irrevocable proxy for the sole voting power of all shares of Company common stock owned or to be acquired by Futuristic.  The proxy granted to RemoteMDx by Futuristic was mutually terminated in July 2008.  Futuristic will also receive shares of the Company’s common stock in the distribution with respect to its holdings of RemoteMDx common stock.  As a result, following the distribution, Futuristic will own approximately 1,512,115 shares or approximately 16.8% of the Company’s issued and outstanding common stock.

In October 2004, the Company entered into a loan arrangement with RemoteMDx.  Under the terms of this arrangement, RemoteMDx made sums available to the Company which were repayable together with interest at an annual rate of 5%.  No amounts were outstanding under this arrangement at September 30, 2008.  In addition, from time to time, the Company has loaned funds to RemoteMDx.  As of September 30, 2008, RemoteMDx owed the Company $598,793 under these arrangements.  This amount is due and payable on December 31, 2009 and bears interest at 5% per annum.  A note evidencing this obligation, dated as of October 1, 2008, was executed by RemoteMDx in November 2008.

Director Independence

It is anticipated that the Company’s common stock will not initially be traded on any stock exchange.  The Company expects that eventually our shares may be quoted on the OTC Bulletin Board (the “Bulletin Board”) or in the “Pink Sheets.”  These systems do not impose standards relating to director independence or the makeup of committees with independent directors, or provide definitions of independence.  Nevertheless, we believe that a majority of the members of the Company’s current Board of Directors (namely Mr. Carter, Mr. Johnson, and Mr. Martin) are independent under the NASDAQ Marketplace Rules and those standards applicable to companies trading on NASDAQ.

Specifically, in order to qualify as independent, the director must not:

•	have been any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company;

•
have accepted or have a family member who accepted any compensation from the Company in excess of $60,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than compensation for board or board committee service;

•	be a family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

•
be, or have a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more:

•
be, or have a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

•
be, or have a family member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

Item 8.	Legal Proceedings

The Company is not a party to any legal proceedings which management believes will have a material effect upon the financial condition of the Company, nor are any such material legal proceedings anticipated.

By way of information, on August 15, 2008, plaintiffs Frederico and Erica Castellanos filed a lawsuit in the Superior Court of the State of California, Los Angeles County, Case No. BC396402, entitled "Frederico and Erica Castellanos vs. Allegheny Ludlum Corporation, et al."  The complaint names twenty-four Defendants and one hundred unnamed Doe Defendants.  The complaint asserts claims for negligence, strict liability - failure to warn, strict liability - design defect, fraudulent concealment, breach of implied warranties, and loss of consortium based on Mr. Castellanos' alleged exposure to certain chemicals during the course of his employment.  One of the original named Defendants was Logos Scientific, Inc.  On September 4, 2008, Plaintiffs amended their complaint to substitute "Volu-Sol, Inc. as successor in interest to Logos Scientific, Inc." for the previously unnamed Doe 1.

Volu-Sol, Inc. was the original name of RemoteMDx, the prior parent corporation of the Company.  As such, although the lawsuit names an entity called “Volu-Sol, Inc.,” as a party, as of the date of this filing, the Company was not a party to the lawsuit.

We are not aware of any contemplated legal or regulatory proceeding by a governmental authority in which we may be involved.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Although the Company anticipates that a public market for over-the-counter trading of the Company's securities may develop after the distribution is completed, there can be no assurance that such a market will develop or that it will be sustained.  The shares of the Company's common stock distributed by RemoteMDx in the distribution will be unrestricted and freely salable, except for approximately 12% of the common stock which will be owned by affiliates of the Company.  We expect to apply for listing of our common stock on the OTC Bulletin Board, but there can be no assurance that such application, if filed, will be accepted, or that if accepted, any market for our shares will ever develop.  For information on shareholders who will own 5% or more of our common stock following the distribution, as well as the ownership of our officers and directors, please see “Security Ownership Of Certain Beneficial Owners And Management” on pages 22 and 23.

Holders

Immediately following the distribution, the Company anticipates that there will be approximately 3,354 record holders of the Company's common stock.  As of September 30, 2008, there were 54 holders of record of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock or other securities and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deems relevant.

Transfer Agent and Registrar

The transfer agent and registrar for the Company's common stock will be American Stock Transfer & Trust Company, 6201 Fifteenth Ave, 3rd Floor, Brooklyn, New York, 11219.

Equity Compensation Plans

The Company currently does not have any equity compensation plans.

Item 10.	Recent Sales of Unregistered Securities

From March 2007 through September 2008, the Company issued a total of 4,378,472 shares of common stock to 21 affiliated and nonaffiliated investors for net cash proceeds of $3,348,334, in private placements and private transactions conducted in reliance upon certain exemptions from registration under the Securities Act, as amended, including Regulation D and Section 4(2) and the rules and regulations promulgated thereunder, and other applicable statues under Federal and state securities laws.

Between March 2007 and September 2007, the Company sold 1,687,500 shares of its common stock in private transactions to eighteen unaffiliated accredited investors.  Each of the transactions was privately negotiated, and no public offering took place.

During the year ended September 30, 2008, the Company sold 2,690,972 shares for $2,198,334 in cash.  Of these shares, we sold 2,135,417 shares for sale proceeds of $2,098,333 to ADP Management.  The remaining 555,555 shares were sold to unrelated third parties.

Additionally, 437,500 shares were issued for services rendered (with a value of $350,000, or $0.80 per share) to three non-affiliated third parties for services rendered.  The services included providing technical evaluations, patent reviews, creation and identification of sales channels, evaluation of competition, market research, and potential market penetration.  The three consultants were paid in restricted stock, and each received approximately $116,000 worth of shares of our common stock.  We had no consulting or other agreements with these three individuals.

Each of the purchasers represented to the Company that they were accredited investors as defined under the rules and regulations of the Securities Act. No public solicitation or advertising was undertaken in connection with the transactions and the purchasers of the shares sold in the offering represented that they were purchasing the shares for their own account and for investment purposes and not for purposes of distribution or resale. The certificates evidencing such shares were marked with a restrictive legend, indicating that any resale or transfer thereof was subject to restrictions under the Securities Act and applicable rules and regulations.

Item 11.	Description of Registrant’s Securities to be Registered

Common Stock

We are authorized to issue 50,000,000 shares of common stock, no par value per share.  As of December 31, 2008, there were 8,982,639 shares of common stock outstanding.  In authorizing the distribution of the shares of our common stock held by RemoteMDx, the board of directors of RemoteMDx stipulated that no fractional shares would be issued to current RemoteMDx shareholders in the distribution.  In lieu of the issuance of any fractional shares that would result from the distribution of our shares to RemoteMDx shareholders on a pro-rata basis, the board of directors of RemoteMDx and our board of directors provided that we will issue to any shareholder that would otherwise have received fractional shares one whole share, the additional shares thereby issued being taken from the authorized but theretofore unissued shares of common stock of the Company.  Accordingly, immediately after the distribution, we will have approximately 3,354 shareholders of record and a maximum of approximately 8,987,639 shares outstanding.

Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by the board of directors out of funds legally available for such dividends. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock would be entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preferences granted the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All the outstanding shares of common stock are, and the common stock to be distributed by RemoteMDx hereby, when issued, will be validly issued, fully paid and non-assessable.

Preferred Stock

We are authorized to issue 10,000,000 shares of undesignated preferred stock, no par value per share.  Pursuant to our Articles of Incorporation, the board of directors has the authority to amend the Articles of Incorporation without further shareholder approval to designate and determine, in whole or in part, the preferences, limitations and relative rights of the preferred stock before any issuance of the preferred stock and to create one or more series of preferred stock and fix the number of shares of each such series and determine the preferences, limitations and relative rights of each series of preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, and liquidation preferences. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock.

Anti-Takeover Provisions

Certain provisions of the Articles of Incorporation and Bylaws, as each will be in effect as of the date of distribution, and of applicable Utah State Corporation Law, have the effect of making more difficult an acquisition of control of the Company in a transaction not approved by the Company’s board of directors. Specifically, Article VIII of the Articles of Incorporation provides that the affirmative vote of the holders of not less than two-thirds of the outstanding shares of the voting stock of the Company is required for approval of the following types of transactions:

·
Merger or consolidation of the Company with another entity if the other entity or its affiliates are directly or indirectly the beneficial owners of more than 10% of the total voting power of all of the outstanding shares of the Company’s voting stock (defined as a “Related Corporation”), or

·	The sale or exchange of all or substantially all of the Company’s assets to a Related Corporation, or

·
The issuance or delivery of the Company’s stock or other securities in exchange or payment for any properties or assets or the securities of a Related Corporation or the merger of any affiliate of the Company with or into a Related Corporation or any of its affiliates.

Any amendment of Article VIII requires the affirmative vote of the holders of not less than two-thirds of the outstanding shares of the Company’s voting stock.

Listing

We are not listed on any stock market or exchange.

Equity Compensation Plan Information

We have no equity compensation plans at this time.

Item 12.	Indemnification of Directors and Officers

The Articles of Incorporation of  the Company include a provision authorized under Section 16-10a-841 of the Utah Amended Business Corporations Act (the “Utah Act”) eliminating the liability of a director of the Company to the Company or to its shareholders for monetary damages for any action taken or any failure to take action as a director, except liability for: (a) the amount of a financial benefit received by a director to which he is not entitled, (b) an intentional infliction of harm on the Company or the shareholders, (c) a violation of the provisions of the Utah Act barring unlawful distributions of corporate assets or property, or (d) an intentional violation of criminal law.

Under Section 16-10a-902 of the Utah Act, a corporation may indemnify a past or present director against liability incurred in a proceeding if (1) the director conducted himself in good faith, (2) the director reasonably believed that his conduct was in, or not opposed to, the corporation's best interest, and (3) in the case of any criminal proceeding, the director had no reasonable cause to believe his conduct was unlawful; provided, however, that a corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation, or (ii) in connection with any other proceeding charging improper personal benefit to him in which he is adjudged liable on the basis that personal benefit was improperly received by him.

In addition, pursuant to Section 16-10a-903 of the Utah Act, unless limited by the articles of incorporation, a corporation is required to indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he is party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding.  Section 16-10a-907 extends similar rights of indemnification and advancement of expenses to officers of the corporation, as well as employees, fiduciaries and agents.

Under 16-10a-905 of the Utah Act, an officer is entitled to the benefit of the same indemnification provisions as apply to directors, but in addition a corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, provided by the corporation's articles of incorporation, the corporation's bylaws, general or specific action of the board of directors, or contract. Unless the corporation's articles of incorporation provide otherwise, Section 16-10a-905 of the Utah Act permits a court in certain circumstances to order the payment of indemnification to a director, whether or not he met the applicable standard of conduct, if the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 13.	Financial Statements and Supplementary Data

REPORT OF HANSEN, BARNETT & MAXWELL, P.C.,
INDEPENDENT AUDITORS

To the Directors and the Stockholders
Volu-Sol Reagents Corp.

We have audited the accompanying balance sheets as of September 30, 2008 and 2007 and the related statements of operations, stockholders' equity and cash flows of Volu-Sol Reagents Corp., (the Company), for the years ended September 30, 2008 and 2007.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Volu-Sol Reagents Corp. as of September 30, 2008 and 2007 and the results of their operations and cash flows for the years ended September 30, 2008 and 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses and has an accumulated deficit. These conditions raise substantial doubt about its ability to continue as a going concern.  Management's plans regarding those matters are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
November 26, 2008

Volu-Sol Reagents Corporation
Balance Sheets
September 30, 2008 and 2007

	2008	2007
Assets

Current assets:
Cash	$474,146	$752,404
AAccounts receivable, net of allowance for doubtful accounts of $2,500 and $3,000, respectively	91,667	102,719
InInventories, net of reserve of $39,141 and $46,906, respectively	51,183	51,359
Prepaid expenses and other assets	7,250	27,273
Total current assets	624,246	933,755

Property and equipment, net of accumulated depreciation of $396,787 and $440,407, respectively (note 2)	52,375	50,576
Related party note receivable (note 3)	598,793	-
Total assets	$1,275,414	$984,331

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$72,159	$32,964
Accrued expenses	145,293	36,223
Total current liabilities	217,452	69,187
Related-party note payable (note 3)	-	126,785
Total liabilities	217,452	195,972

Stockholders’ equity:
rePreferred stock; no par value, 10,000,000 shares authorized; 0 and 0 shares issued and outstanding, respectively	-	-
CCommon stock, no par value, 50,000,000 shares authorized; 8,982,639 and 5,854,167 shares issued and outstanding, respectively	3,698,750	1,150,417
Accumulated deficit	(2,640,788)	(362,058)
Total stockholders’ equity	1,057,962	788,359
Total liabilities and stockholders’ equity	$1,275,414	$984,331

See accompanying notes to financial statements.

Volu-Sol Reagents Corporation
Statements of Operations
For the Years Ended September 30, 2008 and 2007

	2008	2007

Sales, net	$608,024	$655,331
Cost of goods sold	466,385	485,732

Gross profit	141,639	169,599

Operating expenses:
Research and development	631,504	144,135
Selling, general and administrative	1,804,189	529,684

Loss from operations	(2,294,054)	(504,220)

Other income (expense):
Interest income	15,322	11,765
Other income (expenses)	-	-

Net loss applicable to common shareholders	$(2,278,731)	$(492,455)

Net loss per common share – basic and diluted	$(0.27)	$(0.10)

Weighted average shares – basic and diluted	8,382,000	4,885,000

See accompanying notes to financial statements.

Volu-Sol Reagents Corporation
Statements of Stockholders' Equity
For the Years Ended September 30, 2007 and 2008

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total

Balance at September 30, 2006	4,166,667	$417	$130,397	$130,814

Issuance of common stock for:
Cash	1,687,500	1,150,000	-	1,150,000
Net loss	-	-	(492,455)	(492,455)

Balance at September 30, 2007	5,854,167	1,150,417	(362,058)	788,359

Issuance of common stock for:
Cash	2,690,972	2,198,334	-	2,198,334
Services	437,500	350,000		350,000

Net loss	-	-	(2,278,731)	(2,278,731)

Balance at September 30, 2008	8,982,639	$3,698,751	$(2,640,788)	$1,057,962

See accompanying notes to financial statements.

Volu-Sol Reagents Corporation
Statements of Cash Flows
For the Years Ended September 30, 2008 and 2007

	2008	2007

Cash flows from operating activities:
Net loss	$(2,278,731)	$(492,455)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,053	6,301
Changes in operating assets and liabilities:
Common stock issued for services	350,000	-
Related party services	492,070	-
Accounts receivable	11,052	38,420
Inventories	176	(12,083)
Prepaid expenses and other assets	20,023	(14,395)
Accounts payable	39,195	17,839
Accrued liabilities	109,070	(6,695)
Net cash used in operating activities	(1,247,092)	(463,068)

Cash flows from investing activities:
Net change of property and equipment	(11,852)	(35,841)
Net cash used in investing activities	(11,852)	(35,841)

Cash flows from financing activities:
Proceeds from related-party note	669,352	428,824
Payments on related-party note	(1,887,000)	(330,000)
Proceeds from the sale of common stock	2,198,334	1,150,000
Net cash provided by financing activities	980,686	1,248,824

Net increase (decrease) in cash	(278,258)	749,915
Cash, beginning of year	752,404	2,489

Cash, end of year	$474,146	$752,404

Supplemental Cash Flow Information:
Cash paid for interest and taxes:
Cash paid for income taxes	-	-
Cash paid for interest	-	-

See accompanying notes to financial statements.

Volu-Sol Reagents Corporation
Notes to Financial Statements
September 30, 2008 and 2007

1.            Organization and Nature of Operations

Volu-Sol Reagents Corporation (the “Company” or “Volu-Sol”) was formed March 5, 1998, as a wholly owned subsidiary of RemoteMDx, Inc. (formerly Volu-Sol, Inc.), a Utah corporation (“RemoteMDx”).  RemoteMDx was originally a wholly owned subsidiary of Biomune Systems, Inc. (“Biomune”) and was spun off from Biomune in 1997 to engage in the business of manufacturing and marketing medical diagnostic substances.  This business was initially conducted as an unincorporated division of Biomune, called the Volu-Sol Medical Division.  Biomune purchased the business in 1991 from Logos Scientific, Inc.

The Company sells medical diagnostic substances and equipment to laboratories throughout the United States.

Going Concern

The Company incurred a net loss and has negative cash flows from operating activities for the years ended September 30, 2008 and 2007.  These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In order for the Company to remove substantial doubt about its ability to continue as a going concern, the Company must generate positive cash flows from operations and obtain the necessary funding to meet its projected capital investment requirements.  Management’s plans with respect to this uncertainty include raising additional capital from the sale of the Company’s common stock.  There can be no assurance that revenues will increase rapidly enough to offset operating losses and repay debts.  If the Company is unable to increase revenues or obtain additional financing, it will be unable to continue the development of its products and may have to cease operations.

2.            Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the accompanying financial statements for cash, accounts receivable, accounts payable, accrued liabilities, and other debt obligations approximate fair values because of the immediate or short-term maturities of these financial instruments.

Concentration of Credit Risk
The Company has cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers.  The Company maintains an allowance for uncollectable accounts receivable based upon the expected collectability of all accounts receivable.

During fiscal years ending September 30, 2008 and 2007, the Company had sales to entities which represented more than 10% of its revenues.  Thermo Fisher Scientific, Inc. accounted for approximately 23% ($141,664) and Cardinal Health Medical 11% ($69,769) for the year ending September 30, 2008.  Thermo Fischer Scientific, Inc. 30% ($199,210) of sales for the year ended September 30, 2007.  No other customer accounted for more than 10% of the Company’s revenues for years ended September 30, 2008 and 2007.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and investments with original maturities to the Company of three months or less.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.  Specific reserves are estimated by management based on certain assumptions and variables, including the customer’s financial condition, age of the customer’s receivables and changes in payment histories.  Trade receivables are written off when deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when received.  A trade receivable is considered to be past due if any portion of the receivable balance has not been received by the contractual pay date.  Interest is not charged on trade receivables that are past due.

Inventories

Inventories are recorded at the lower of cost or market, cost being determined on a first-in, first-out ("FIFO") method. Inventories consisted of raw materials, work-in-process, and finished goods. Inventories as of September 30, 2008 and 2007 were as follows:

	2008	2007
Raw materials	$39,829	$40,853
Work in process	6,604	5,900
Finished goods	43,891	51,512
Reserve for inventory obsolescence	(39,141)	(46,906)
Total inventory	$51,183	$51,359

Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. Due to competitive pressures and technological innovation, it is possible that estimates of the net realizable value could change in the near term.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization.  Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, typically three to seven years.  Leasehold improvements are amortized over the shorter of the estimated useful lives of the asset or the term of the lease.  Expenditures for maintenance and repairs are expensed while renewals and improvements over $500 are capitalized.  When property and equipment are disposed, any gains or losses are included in the results of operations.

Property and equipment consisted of the following as of September 30:

	2008	2007
Equipment	$153,718	189,886
Software	6,580	6,580
Leasehold improvements	268,366	261,497
Furniture and fixtures	20,498	33,020
	449,162	490,983
Accumulated depreciation	(396,787)	(440,407)
Property and equipment, net of accumulated depreciation	$52,375	$50,576

Depreciation expense for the years ended September 30, 2008 and 2007 was $10,053 and $6,301, respectively.

Revenue Recognition

The Company’s revenue has historically been from two sources: (i) diagnostic equipment product sales; and (ii) sales of medical diagnostic stains.

Diagnostic Equipment Product Sales

Although not the focus of the Company’s business model, the Company sells its diagnostic equipment devices in certain situations. The Company recognizes product sales revenue when persuasive evidence of an arrangement with the customer exists, title passes to the customer and the customer cannot return the devices, prices are fixed or determinable  and collection is reasonably assured.

Medical Diagnostic Stain Sales

The Company recognizes medical diagnostic stains revenue when persuasive evidence of an arrangement with the customer exists, title passes to the customer, prices and fixed or determinable and collection is reasonably assured.

Shipping and handling fees are included as part of net sales. The related freight costs and supplies directly associated with shipping products to customers are included as a component of cost of goods sold. Neither the sale of diagnostic equipment nor the sale of medical diagnostic stains contain multiple deliverables.

Customers order either of the Company’s product lines by purchase order.  The Company does not enter into long-term contracts.  Its diagnostic equipment sales were $6,000 and $7,500 for the years ended September 30, 2008 and 2007, respectively, and its medical diagnostic stain sales were $602,024 and $659,331 for the years ended September 30, 2008 and 2007, respectively.  All of the Company’s sales are made with net 30-day payment terms.

In connection with SFAS No. 48 criteria to qualify for the recognition of revenue at the time of sale, the Company notes the following:

•	Volu-Sol’s price to the buyer is fixed or determinable at the date of sale.
•	The buyer has paid Volu-Sol, or the buyer is obligated to pay Volu-Sol within 30 days, and the obligation is not contingent on resale of the product.
•	The buyer's obligation to Volu-Sol would not be changed in the event of theft or physical destruction or damage of the product.
•	The buyer acquiring the product for resale has economic substance apart from that provided by Volu-Sol.
•	Volu-Sol does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

•	The amount of future returns can be reasonably estimated and they are negligible.

Customers may return diagnostic equipment within 30 days of the purchase date.  Customers may return the medical diagnostic stains within 30 days of the purchase date provided that the stain’s remaining life is at least 8 months.  Customers must obtain prior authorization for a product return.  For the year ended September 30, 2008, the Company experienced $2,427 of sales returns.

The Company’s products have not been modified significantly for several years.  There is significant history on which to base the Company’s estimates of sales returns.  These sales returns have been negligible.

The Company has 70 types of products based on the number of individual SKUs in its inventory.  Most of these 70 SKUs are for medical diagnostic stain inventory.  For example, certain medical diagnostic stains are packaged in different sizes, and each packaged size (i.e. 16 oz., 32 oz., 48 oz.) has a unique SKU in inventory.  Paragraph 37 of SFAS No. 131 states that, “an enterprise shall report revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so.”  The vast majority of the Company’s sales are of medical diagnostic stains, with a minimal portion of sales being diagnostic equipment.   Because diagnostic equipment sales are not material to the financial statements, the Company discloses sales as one line item.

The Company’s revenue recognition policy for sales to distributors is the same as the policy for sales to end-users.

A customer qualifies as a distributor by completing a distributor application and proving its sales tax status.  Upon qualifying as a distributor, a customer receives a 35% discount from retail prices, and the distributor receives an additional 5% discount when product is purchased in case quantities.  The Company’s distributors are not required to maintain specified amounts of product on hand, and distributors are not required to make minimum purchases to maintain distributor status.  Distributors have no stock rotation rights or additional rights of return.  Sales to distributors are recorded net of discounts.

Sales returns have been negligible, and any and all discounts are known at the time of sale.  Sales are recorded net of sales returns and sales discounts.  There are no significant judgments or estimates associated with the recording of revenues.

Research and Development Costs
All expenditures for research and development are charged to expense as incurred. These expenditures in both 2008 and 2007 were for the development of a medical home monitoring device and associated services. For the years ended September 30, 2008 and 2007, research and development expenses were $631,504 and $144,135, respectively.

Advertising Costs
The Company expenses advertising costs as incurred.  Advertising expenses for the years ended September 30, 2008 and 2007 were approximately $881 and $654, respectively.

Income Taxes
The Company recognizes deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the financial statements or income tax returns. Deferred income tax assets or liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply when the differences are expected to be settled or realized.  Deferred income tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.  Interest and penalties related to income tax liabilities, when incurred, are classified in interest expense and income tax provisions, respectively.

Net Loss Per Common Share
Basic net loss per common share ("Basic EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period.

Diluted net loss per common share ("Diluted EPS") is computed by dividing net loss by the sum of the weighted average number of common shares outstanding and the weighted-average dilutive common share equivalents then outstanding.  The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  In February 2008, the FASB issued FASB Staff Position (FSP FIN) No. 157-2 which extended the effective date to fiscal years beginning after November 15, 2008.  The Company does not expect the adoption of SFAS No. 157 to have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not expect the adoption of SFAS No. 159 to have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements.  SFAS No. 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired.  SFAS No. 160 clarifies that a non-controlling interest in a subsidiary should be reported as equity in the financial statements, net income shall be adjusted to include the net income attributed to the non-controlling interest and comprehensive income shall be adjusted to include the comprehensive income attributed to the non-controlling interest.  The calculation of earnings per share will continue to be based on income amounts attributable to the parent.  SFAS No. 141(R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008.  Early adoption is prohibited.  The Company has not yet determined the effect on our financial statements, if any, upon adoption of SFAS No. 141(R) or SFAS No. 160.

3.	Related-Party Note Receivable

In October 2004, the Company entered into a Loan Agreement with RemoteMDx.  Under the terms of the Loan Agreement, RemoteMDx made sums available to the Company under a note which was repayable, together with interest at an annual rate of 5%.  As of September 30, 2008 and 2007, RemoteMDx owed the Company $598,793 and the Company owed RemoteMDx $126,785, respectively. The note is due and payable on December 31, 2009.

4.	Common Stock

Authorized Shares
The Company is authorized to issue up to 50,000,000 shares of common stock.

Common Stock Issuances

In February 2007, the Company did an 8.333 for 1 forward split bring the outstanding shares of common stock from 1,000,000 to 8,333,333 outstanding.  On September 22, 2008, the Company effected a reverse split at a ratio of 2 to 1. These financial statements have been retro actively adjusted for the effect of the forward and reverse stock splits.

Volu-Sol Reagents Corporation

As of September 30, 2007, the Company had 5,854,167 shares of common stock outstanding.  During the year ended September 30, 2008, the Company issued 2,690,972 shares for $2,198,334 in cash and 437,500 shares for services rendered for a value of $350,000, or $0.80 per share.  Of these amounts, 2,135,417 shares (and $2,098,333) were issued issued to a director of RemoteMDx, the Company’s former parent company, and to ADP Management. The remaining 555,555 shares were sold to unrelated third parties.  The shares issued for services were valued at $0.80 per share based on stock purchases between the Company and third parties.  As of September 30, 2008, the Company had 8,982,639 shares of common stock outstanding.

5.	Preferred Stock

The Company is authorized to issue 10,000,000 shares of undesignated preferred stock, no par value per share.  Pursuant to the Company's Articles of Incorporation, the Company's board of directors has the authority to amend the Company's Articles of Incorporation, without further shareholder approval, to designate and determine, in whole or in part, the preferences, limitations and relative rights of the preferred stock before any issuance of the preferred stock and to create one or more series of preferred stock and fix the number of shares of each such series and determine the preferences, limitations and relative rights of each series of preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, and liquidation preferences.

6.	Income Taxes

The Company recognizes deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the financial statements or income tax returns. Deferred income tax assets or liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply when the differences are expected to be settled or realized.  Deferred income tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.  Interest and penalties related to income tax liabilities, when incurred, are classified in interest expense and income tax provision, respectively.

For the years ended September 30, 2008 and 2007, the Company incurred net losses of $2,279,731 and $492,455, respectively, for income tax purposes.  The amount and ultimate realization of the benefits from the net operating losses is dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.  The Company has established a valuation allowance for all deferred income tax assets not offset by deferred income tax liabilities due to the uncertainty of their realization.  Accordingly, there is no benefit for income taxes in the accompanying statements of operations.

At September 30, 2008, the Company had net carryforwards available to offset future taxable income of approximately $2,878,000 which will begin to expire in 2018.  The utilization of the net loss carryforwards is dependent upon the tax laws in effect at the time the net operating loss carryforwards can be utilized.  The Internal Revenue Code contains provisions that likely could reduce or limit the availability and utilization of these net operating loss carryforwards.  For example, limitations are imposed on the utilization of net operating loss carryforwards if certain ownership changes have taken place or will take place.  The Company will perform an analysis to determine whether any such limitations have occurred as the net operating losses are utilized.

Deferred income taxes are determined based on the estimated future effects of differences between the financial statement and income tax reporting bases of assets and liabilities given the provisions of currently enacted tax laws and the tax rates expected to be in place.

The deferred income tax assets (liabilities) were comprised of the following at September 30:

	2008	2007
Net operating loss carryforwards	$432,000	$87,000
Depreciation and reserves	2,000	4,000
Accruals and reserves	-	-
Valuation allowance	(434,000)	(91,000)
Total	$-	$-

Reconciliations between the benefit for income taxes at the federal statutory income tax rate and the Company’s benefit for income taxes for the years ended September 30, 2008 and 2007 are as follows:

	2008	2007
F Federal income tax benefit at statutory rate	$292,000	$74,000
S State income tax benefit, net of federal income tax effect	75,000	29,500
NNon-deductible expenses	(24,000)	(27,500)
CChange in valuation allowance	(343,000)	(76,000)
BBenefit for income taxes	$-	$-

During the years ended September 30, 2008 and 2007, the Company recognized no interest and penalties, and there were no changes in unrecognized tax benefits from tax positions taken or from lapsed statutes of limitations.  There were no settlements with taxing authorities.  At September 30, 2008, the Company had no unrecognized tax benefits that, if recognized, would affect the effective tax rate, and there are no positions that are anticipated to significantly increase or decrease by September 30, 2009.  The Company had no tax examinations begin, end, or remain in process as of and for the years ended September 30, 2008 and 2007.  Tax years subsequent to September 30, 2004 remain subject to examination.

7.	Commitments and Contingencies

The Company leases a facility under a non-cancelable operating lease that expires in November 2010.  Future minimum rental payments under the non-cancelable operating lease as of September 30, 2008 are approximately as follows:

Lease Obligations
Year Ending September 30:
2009	$63,984
2010	65,896
2011	11,036
Total	$140,916

Rent expense related to this non-cancelable operating lease was approximately $73,000 and $71,000 for the years ended September 30, 2008 and 2007, respectively.

Item 14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable

Item 15.	Financial Statements and Exhibits

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Exhibit Title

3.01	Articles of Incorporation of Registrant (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

3.01.1	Articles of Amendment to Articles of Incorporation of Registrant (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

3.02	Bylaws of Registrant (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

4.01	Specimen of common stock certificate (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

10.01
Lease Agreement between RJF Company Ltd., and Volu-Sol Reagents, Inc., dated as of August 1, 2005 (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

10.02	Loan Agreement between Volu-Sol Reagents Corporation and RemoteMDx (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

10.03	Promissory Note dated as of October 1, 2008 (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

10.04
Professional Services Contract between Volu-Sol Reagents, Inc., and VPI Engineering, dated as of September 27, 2007, together with addenda (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

10.05
Securities Purchase Agreement between Volu-Sol Reagents, Inc., and ADP Management, dated as of November 15, 2007 (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

21.01	List of subsidiaries of Registrant (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VOLU-SOL REAGENTS CORPORATION

By:	/s/ James Dalton
James Dalton Chairman of the Board of Directors and Chief Executive Officer

Date: January __, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit Title

3.01	Articles of Incorporation of Registrant (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

3.01.1	Articles of Amendment to Articles of Incorporation of Registrant (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

3.02	Bylaws of Registrant (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

4.01	Specimen of common stock certificate (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

10.01
Lease Agreement between RJF Company Ltd., and Volu-Sol Reagents, Inc., dated as of August 1, 2005 (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

10.02	Loan Agreement between Volu-Sol Reagents Corporation and RemoteMDx (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

10.03	Promissory Note dated as of October 1, 2008 (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

10.04
Professional Services Contract between Volu-Sol Reagents, Inc., and VPI Engineering, dated as of September 27, 2007, together with addenda (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

10.05
Securities Purchase Agreement between Volu-Sol Reagents, Inc., and ADP Management, dated as of November 15, 2007 (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).

21.01	List of subsidiaries of Registrant (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated herein by reference).